BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

                October 28, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CRM Mutual Fund Trust (File Nos. 333-123998 and 811 21749)

Ladies and Gentlemen:

This letter is to respond to comments we received on October 7, 2009 from Ms. Laura Hatch of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A of CRM Mutual Fund Trust (the “Registrant”) filed on August 25, 2009. The Staff provided the following comments:

A. General Comments.

1.	Comment:	The Staff requested that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.	Comment:	The Staff stated that item headings and subheadings in the summary section of the prospectus should follow the items set forth in Form N-1A. The Staff noted that certain item subheadings, such as “Annual Fund Operating Expenses”, “Example” and “Portfolio Turnover”, were formatted in the same or larger font size and type as the item heading “Fees and Expenses”, and requested that the headings and subheadings be reformatted appropriately.

	Response:	The Registrant has made the requested changes.

Securities and Exchange Commission

October 28, 2009

B. Fees and Expenses.

1.	Comment:	The Staff noted that captions in each Fee Table should exactly follow the captions provided in Form N-1A. The Staff requested that:

(a) “Total Annual Operating Expenses” in each Fee Table be revised to read “Total Annual Fund Operating Expenses”.

(b) For each Fee Table that includes a “Net Expenses” line item, “Net Expenses” be revised to read “Total Annual Fund Operating Expenses After Fee Waiver”.

(c)     The Fee Table for CRM 130/30 Value Fund be revised to follow Item 3 more closely. The Staff noted that the caption “Other Expenses” in the Fee Table for the Fund is subdivided into four subcaptions, and Form N-1A permits “Other Expenses” to be subdivided into no more than three subcaptions. The Staff also requested that the additional captions regarding Total and Net Annual Fund Operating Expenses included in the Fee Table are not permitted by the Form, and requested that they be deleted.

	Response:	The Registrant has made the requested changes.

2.	Comment:	The Staff made the following comments to the footnotes to each Fee Table:

(a)     The Staff requested that Footnote 1 to each Fee Table (except CRM 130/30 Value Fund), which describes management fees, and Footnote 2 to each Fee Table (except CRM 130/30 Value Fund), which describes other expenses, be deleted.

(b)     The Staff stated that Footnote 3 to each Fee Table, which describes fee waiver arrangements, can be retained if the fee waiver is presented in the Fee Table, but should be deleted if the fee waiver is not presented in the Fee Table. Accordingly, the Staff requested that Footnote 3 be deleted with respect to CRM Small Cap Value Fund, CRM Small/Mid Cap Value Fund and CRM Mid Cap Value Fund.

(c)     The Staff requested that Footnote 3 to each Fee Table be revised to describe who can terminate the fee waiver arrangement and under what circumstances, in accordance with instruction 3(e) to Item 3 of Form N-1A.

(d) The Staff requested that Footnote 4 to the Fee Table for CRM Large Cap Opportunity Fund, which describes a voluntary fee waiver not reflected in the Fee Table, be deleted.

Securities and Exchange Commission

October 28, 2009

(e)     The Staff requested that Footnote 1 to the Fee Table for CRM 130/30 Value Fund, which describes other expenses, and Footnote 2 to the Fee Table for CRM 130/30 Value Fund, which describes dividend expense on securities sold short, be deleted.

	Response:	The Registrant has made the requested changes.

3.	Comment:	The Staff noted that the first bullet in the introduction to the Expense Example (“you reinvested all dividends and other distributions”) is not required by Form N-1A, and suggested that it be deleted.

	Response:	The Registrant believes that the disclosure referenced by the Staff is helpful to investors and respectfully submits that no change to the disclosure is required.

C. Principal Investment Strategies.

1.	Comment:	The Staff requested that the Registrant define “equity and equity related securities” in the “Principal Investment
Strategies” section of the prospectus. The Staff noted that this disclosure is included in the “Additional Information about the Funds’ Investment Objectives, Investment Strategies and Related Risks” section of the prospectus.

	Response:	The Registrant has made the requested change.

2.	Comment:	The Staff noted that the Registrant states that each of CRM Small Cap Value Fund, CRM Small/Mid Cap Value
Fund, CRM Mid Cap Value Fund, CRM Large Cap Opportunity Fund and CRM 130/30 Value Fund invests in securities of companies with market capitalizations at the time of initial purchase similar to those in a particular index.

(a)     The Staff requested that the Registrant include the market capitalization ranges represented by such indexes in dollar values as of a certain date in the “Principal Investment Strategies” section of the prospectus. The Staff noted that this disclosure is included in the “Additional Information about the Funds’ Investment Objectives, Investment Strategies and Related Risks” section of the prospectus.

(b)     The Staff requested that the Registrant revise the statement referenced above to indicate that each Fund invest in securities of companies with market capitalizations at the time of initial purchase within the range of those in a particular index, rather than similar to those in a particular index.

	Response:	The Registrant has made the requested changes.

Securities and Exchange Commission

October 28, 2009

3.	Comment:	The Staff requested that the Registrant provide additional information in the “Principal Investment Strategies”
section of the prospectus regarding the criteria the Funds’ adviser uses when deciding which securities to buy and sell in response to Item 4(a) of Item N-1A.

	Response:	The Registrant has made the requested change.

4.	Comment:	The Staff requested that the Registrant disclose that at least 40% of CRM Global Opportunity Fund’s assets will be invested outside of the U.S. in the “Principal Investment Strategies” section of the prospectus for that Fund. The
Staff noted that the Registrant’s statement in “Additional Information about the Funds’ Investment Objectives,
Investment Strategies and Related Risks” section of the prospectus that “under normal circumstances, it is expected that a majority of the Fund’s assets will be invested in foreign companies” is consistent with, and could be moved to the summary section of the prospectus in response to, the Staff’s request.

	Response:	The Registrant has made the requested change.

D. Principal Investment Risks.

1.	Comment:	The Staff requested that the “Additional Risks” disclosure be deleted.

	Response:	The Registrant has made the requested change.

2.	Comment:	The Staff requested that the Registrant to confirm that “Risk of Increase in Expenses” is a principal risk for the
Funds. The Staff also requested that the Registrant confirm that it will supplement its prospectus to reflect any material change in a Fund’s expenses, notwithstanding the inclusion of “Risk of Increase in Expenses” disclosure in the prospectus.

Response:	The Registrant believes that “Risk of Increase in Expenses” is a principal risk for the Funds. The Registrant confirms that it will supplement its prospectus to reflect any material change in a Fund’s expenses, notwithstanding the inclusion of “Risk of Increase in Expenses” disclosure in the prospectus.

3.	Comment:	The Staff requested that the Registrant confirm that “Risks of Mid Cap Companies” is a principal risk of investing in CRM Large Cap Opportunity Fund, and explain why it is a principal risk of investing in the Fund, or delete such disclosure.

	Response:	The Registrant has deleted the disclosure referenced by the Staff.

Securities and Exchange Commission

October 28, 2009

E. Performance Information.

1.	Comment:	The Staff requested that the Registrant explain in its response why it includes two broad based indexes in the Average Annual Total Returns Table for each applicable Fund, rather than one.

Response:	The Registrant submits that it believes that including a comparison to an additional broad based index in the
Average Annual Total Returns table for each applicable Fund provides information that is helpful to investors, and is consistent with the requirements of Form N-1A. The Registrant notes that Instruction 2(b) to Item 4(b)(2) of
Form N-1A permits a Fund to include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7) of Form N-1A. Instruction 6 to Item
27(b)(7) of Form N-1A permits a Fund to compare its performance to an additional broad-based index.

2.	Comment:	The Staff requested that the Registrant delete the statements in the “Performance Information” section of the prospectus that CRM Global Opportunity Fund compares its performance to the MSCI World Index and CRM
International Opportunity Fund compares its performance to the MSCI EAFE Index.

	Response:	The Registrant has made the requested changes.

F. Portfolio Managers.

1.	Comment:	The Staff noted that the Registrant states in the “Portfolio Managers” section for each Fund that “For more information with respect to the Fund’s investment adviser or portfolio managers, please see the section entitled
“Management of the Funds” on page [    ] and “Investment Advisory and Other Services” on page [    ] of the
Fund’s SAI.” The Staff stated that the Registrant may retain this statement if the statement will be used as a hyperlink, but requested that the statement be deleted if it will not be used as a hyperlink.

	Response:	The Registrant has deleted the statement referenced by the Staff.

G. Purchase and Sale of Fund Shares.

1.	Comment:	The Staff requested that the Registrant delete the statement in the “Purchase and Sale of Fund Shares” section of the prospectus that the Funds, in their sole discretion, may waive the initial investment to establish certain Investor/
Institutional Share accounts.

	Response:	The Registrant has made the requested change.

Securities and Exchange Commission

October 28, 2009

2.	Comment:	The Staff noted that the Registrant states in the “Purchase and Sale of Fund Shares” section of the prospectus that
“For more information with respect to selling or redeeming Investor/Institutional Shares, please see the section
“Shareholder Information” on page [    ]”. The Staff stated that the Registrant may retain this statement if the statement will be used as a hyperlink, but requested that the statement be deleted if it will not be used as a hyperlink.

Response:	The Registrant has deleted the statement referenced by the Staff.

H. Tax Information.

1.	Comment:	The Staff noted that the Registrant states in the “Tax Information” section that “For more information see the
section entitled “Taxes” on page [    ]”. The Staff stated that the Registrant may retain this statement if the statement will be used as a hyperlink, but requested that the statement be deleted if it will not be used as a hyperlink.

Response:	The Registrant has deleted the statement referenced by the Staff.

I. Additional Information about the Funds’ Investment Objectives, Investment Strategies and Related Risks.

1.	Comment:	As noted above, the Staff noted that in the “Additional Information about the Funds’ Investment Objectives,
Investment Strategies and Related Risks” section of the prospectus, the Registrant states that CRM Small Cap
Value Fund, CRM Small/Mid Cap Value Fund, CRM Mid Cap Value Fund, CRM Large Cap Opportunity Fund
and CRM 130/30 Value Fund invest in securities of companies with market capitalizations at the time of initial purchase similar to those in a particular index. The Staff requested that the Registrant provide in its response the dollar values of the market capitalization ranges represented by the applicable indexes.

Response:	The Registrant notes that, as of September 30, 2009, the dollar values of the market capitalization ranges represented by the indexes referenced in the Registrant’s Registration Statement on Form N-1A were as follows:

(a) The market capitalization range of the Russell 2000 Value Index was from approximately $37 million to $3.56 billion.

(b) The market capitalization range of the Russell 2500 Value Index was from approximately $37 million to $9.97 billion.

(c) The market capitalization range of the S&P Mid Cap 400/Citigroup Value Index was from approximately $344 million to $6.56 billion.

(d) The market capitalization range of the Russell Midcap Value Index was from approximately $360 million to $12.92 billion.

(e) The market capitalization range of the Russell 1000 Value Index was from approximately $360 million to $334.78 billion.

(f) The market capitalization range of the Russell 1000 Index was from approximately $360 million to $334.78 billion.

Securities and Exchange Commission

October 28, 2009

The Registrant notes that it has included such information in Post-Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A.

2.	Comment:	As noted above, the Staff noted that in the “Additional Information about the Funds’ Investment Objectives,
Investment Strategies and Related Risks” section of the prospectus, the Registrant states that under normal circumstances, it is expected that a majority of CRM Global Opportunity Fund’s assets will be invested in foreign companies. The Staff stated that it generally sees the statement “under normal market conditions” used by other registrants in comparable disclosure rather than “under normal circumstances”, and requested that the Registrant confirm that it understands “under normal circumstances” to have the same meaning as “under normal market conditions”.

Response:	The Registrant has made the requested change.

Please call the undersigned at (617) 951-8458 or Lea Anne Copenhefer at (617) 951-8515 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz